UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF

1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT

COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

UTEK CORPORATION
(Name)

2109 East Palm Avenue Tampa, Florida
(Address of principal business office)

(813) 754-4330
(Telephone number (including area code))

814-00203
(File number under the Securities Exchange Act of 1934)

Basis for filing this notification of withdrawal:

UTEK Corporation (the “Company”) has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities. In this regard, on July 16, 2009, the holders of an aggregate of 6,376,906 shares of the Company’s common stock, which represented approximately 52% of the total outstanding shares of the Company’s common stock, voted at the Company’s 2009 Annual Meeting of Stockholders to approve the recommendation of the Company’s Board of Directors to authorize the Board of Directors to withdraw the Company’s election to be regulated as a business development company under the Act.

Historically, the Company had focused its business on transferring technologies and providing consulting services to companies in exchange for equity interests in these companies. As a result, the Company’s assets generally consisted of more than 40% of “investment securities” and the Company was, thus, considered an “investment company” under the Act. Accordingly, in connection with the Company’s initial public offering in 2000, the Company filed an election to become regulated as a business development company under the Act. At the time of its election, the Company’s operating model was best affected through the business development company structure.

At this time, the Company has determined, based on its current business focus and the fact that the equity interests it holds has constituted a declining amount of its assets over the last couple of years, that the Company is not currently required to be regulated as a business development company under the Act. In this regard, the Company’s current business focus is to provide consulting and technology transfer services to companies in exchange for cash (and not equity interests). Thus, because of the Company’s current business focus of providing consulting and technology transfer services to companies in exchange for cash (and not equity interests), the Company is operating, and intends to continue to operate, as an operating company rather than an investment company.

Accordingly, and after careful consideration of the requirements applicable to business development companies under the Act, the cost of compliance with the provisions of the Act and a thorough assessment of the Company’s current business model, the Company’s Board of Directors has determined that continuation as a business development company is not in the best interests of the Company and its stockholders at the present time.

Under its current business model, the Company will at all times conduct its activities in such a way that it will not be deemed an “investment company” subject to regulation under the Act. Thus, the Company will not hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the Company intends conduct its business in a manner so that it will at no time own or propose to acquire investment securities having a value exceeding 40% of the Company’s total assets at any one time.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Tampa and the state of Florida on the 1st day of October, 2009.

UTEK CORPORATION

By:	/s/ Carole R. Wright
Name:	Carole R. Wright
Title:	Chief Financial Officer

Attest:	/s/ Douglas Schaedler
Name:	Douglas Schaedler
Title:	President